Exhibit 99.1

NICE Engage Platform Selected by Number of Companies Worldwide

The platform offers unrivaled benefits in scalability, speed, and TCO, enabling organizations across a range of verticals to deliver an exceptional customer experience

RA’ANANA, ISRAEL, November 6, 2014 – NICE Systems (NASDAQ: NICE) today announced that a number of leading financial institutions, retailers, utility and telecommunication companies worldwide have selected the NICE Engage Platform. With unrivaled scalability and low TCO, this next generation platform will enable these organizations to capture and analyze all customer engagements and use these insights to drive an exceptional customer experience.

For example, a large European telco will be implementing the platform’s advanced interaction analytics application for over 6,000 agents; a major U.S. energy company will leverage the platform’s recording capabilities for quality optimization across over 600 agents; and a leading Brazilian bank will run NICE’s Real-Time Authentication solution on the platform to improve customer service and reduce costs.

NICE’s next generation platform supports 100 percent real-time analytics and enables companies to:
•	Deliver faster issue resolution
•	Make smarter decisions based on real-time interaction data
•	Perform safer interactions, protecting both the customer and the organization

The ‘all-in-one’ platform enables voice, video, and screen recording, as well as archiving and streaming in a single server. In addition, the Advanced Interaction Recorder can support up to 5,000 channels per server, which significantly lowers the total cost of ownership and creates a foundation for future growth.

The platform also supports an unlimited number of applications and processes, allowing companies to simultaneously and instantly analyze all incoming call data. More agents are empowered to take action during the customer engagement, and with Insight Amplifier, stakeholders throughout the enterprise have access to these insights and can make timely, better-informed decisions, and drive action to improve service processes.

Miki Migdal, President, NICE Enterprise Product Group
“We view the positive market response to our recently launched NICE Engage Platform as a vote of confidence in our next generation solution, which is enabling organizations to transform the contact center into a real-time engagement center. The adoption of this platform reinforces the demand in various industries for highly scalable, cost-efficient recording and analytics capabilities that support the adoption of real time applications and capabilities that can bring significant business value.”

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.